CERTIFICATE OF QUALIFIED PERSON

María Elena Vázquez Jaimes, P. Geo.

Geological Database Manager,

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, María Elena Vázquez Jaimes, P.Geo., am employed as Geological Database Manager with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report entitled "San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020 (the Technical Report).

I graduated from the National Autonomous University of Mexico with a Bachelor in Geological Engineering degree in 1995 and obtained a Master of Science degree in Geology from the "Ensenada Center for Scientific Research and Higher Education", Ensenada, BC, Mexico, in 2000.

I am a member of the Engineers and Geoscientists British Columbia (P.Geo. #35815).

I have practiced my profession continuously since 1995.  I have held technical positions working with geological databases, conducting quality assurance and quality control programs, managing geological databases, performing data verification activities, and conducting and supervising logging and sampling procedures for mining companies with projects and operations in Canada, Mexico, Peru, Ecuador, Brazil, Colombia and Argentina. I have served as the Geologic Database Manager for First Majestic since 2013, and I direct the QAQC programs, sampling and assay procedures, and database verification for all their mines in Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the San Dimas Silver-Gold Mine on several occasions in 2019 and 2020. My most recent site inspection was from February 24 to February 28, 2020.

I am responsible for Sections 1.6, 1.15.2, 11, 12, 25.4, and 26.1.2 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been directly involved with the San Dimas Silver-Gold Mine in my role as the Geological Database Manager since 2019.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed in order to make the Technical Report not misleading.

"signed and sealed"

Maria Elena Vazquez Jaimes, P.Geo.

Dated: March 10, 2021